Proposed EVT Merger
Proposed EVT Merger
34.57m Evotec shares exchanged for 32.79m Renovis
shares (fully diluted)
Implied equity value of Renovis of US$ 151.8m
Share exchange rate (fixed): 1.0542 Evotec ordinary shares for each outstanding share of Renovis common stock
RNVS retains approx. 31% of combined entity
Post merger pro-forma figures
Number of shares outstanding: 108.27m
Cash, cash equivalents & short-term investments as of Aug 2007:
US$ 175m
Excluding proceeds from the disposal of Evotec’s Chemical Development Business to
Aptuit, Inc. for approximately US$ 64 million and prior to the payment of transaction cost
Announced 9/19/07
Announced 9/19/07
Filed by Renovis, Inc.
Commission File No. 000-50564
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Proposed EVT Merger
Proposed EVT Merger
Evotec AG to apply for NASDAQ listing, with level 2 ADR
Renovis Board Members will have 2/6 seats in Evotec’s
Supervisory Board
Closing conditions include RNVS shareholder vote
Expected close in Q108
Announced 9/19/07
Announced 9/19/07

Global CNS pure play
Compelling POC in insomnia: 2 Phase II studies
Broad, deep pipeline: major unmet needs, blocker-buster potential
Clinical
Late-stage preclinical
Discovery
Leading
Leading
pharma/biotech
pharma/biotech
partners
partners
Pfizer, Genentech, Boehringer
Pfizer, Genentech, Boehringer
Ingelheim, Roche
Ingelheim, Roche
Focus on future partnerships
Focus on future partnerships
Strong balance sheet
Anticipated NASDAQ liquidity
Post Merger Snapshot
Post Merger Snapshot
Confidential

Company Meeting 10/25/07
Company Meeting 10/25/07
compensation
compensation
2007 Focal Review
2008 Merit Increases effective 1/ 1/ 08
2007 Corporate Bonus Awards paid on 1/ 31/ 08
2008 Corporate Bonus Program
(paid in 2009)
Equity Programs
Existing Options with a strike price > $9.00
2008 Refresher Grants (i.e., timing)
Employee Stock Purchase Program (ESPP)
Dec 1 purchase (i.e., essp9) will go forward
terminate plan just prior to closing
stop all offering periods in progress (i.e., espp7, espp8 and essp9) - payroll deferrals will be returned without purchase of additional stock

Company Meeting 10/25/07
Company Meeting 10/25/07
benefits
benefits
Approach
at close Evotec to provide employee benefits, in the aggregate, that are no less favorable than those provided prior to the closing
Plans
current group medical, dental or vision plans continue through the end  of plan year (i.e., 9/30/08); thereafter, ongoing decisions will be handled by Evotec
full credit for prior service for purposes of determining benefit levels,
PTO accrual and sabbatical benefits

Evotec
Evotec
Post Merger
Post Merger
Discovery Preclinical Phase I Phase II Phase III
EVT 201 GABA
A
receptor partial positive modulator for Insomnia
EVT 101 NMDA NR2B subtype antagonist, oral – Alzheimer‘s, Pain
EVT 302 MAO-B inhibitor – Smoking Cessation, Alzheimer‘s
EVT 103 NMDA NR2B subtype antagonist, oral
VR1
P2X7
P2X3
FAAH Inhibitor
Boehringer collaboration
Histamine H3
CB1
B1
Roche collaboration
DREAM, HTS & FBDD
Renovis Evotec
Robust pipeline of opportunity

Renovis
Renovis
forward looking statements
forward looking statements
Forward-Looking Statements
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Evotec and Renovis, the timing of the completion of such transaction, the companies’ plans, objectives, expectations and intentions, the anticipated timing and results of the companies’ clinical and pre-clinical programs, and other statements that are not historical facts are based on management’s current expectations and estimates.  Such statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated.
Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and
Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on
Form 10-K, Form 10-Q, Form 8-K and other documents filed by Renovis with the Securities and
Exchange Commission.
Confidential

Renovis
Renovis
additional information
additional information
Additional information about the transaction
Renovis filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 24,
2007, that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to stockholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at
Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor
Relations department at Two Corporate Drive, South San Francisco, California 94080.
In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public
Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-
0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at
www.renovis.com.